UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of November 2004

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on September 30, 2004, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on November 2, 2004.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, November 2, 2004

Sirs

Comisión Nacional de Valores

Present

Attention: Dra. Aida Lamus

President

Dear Dra. Lamus,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the unaudited Financial Statements as of and for the period ended September 30, 2004, which includes its respective notes, that are presented comparative to the previous year ago period (2003).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Gregorio Tomassi
Gregorio Tomassi
Head of Strategic Planning and Investor Relations
Cantv

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA

(CANTV) AND SUBSIDIARIES

Unaudited consolidated financial statements

as of September 30, 2004 and 2003

and for the nine months ended

September 30, 2004 and 2003

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

(In millions of constant bolivars)

	September 30,
	2004	2003
ASSETS
CURRENT ASSETS:
Cash and temporary investments	798,047	991,860
Accounts receivable, net	468,955	482,863
Accounts receivable from Venezuelan Government entities	196,000	123,467
Inventories and supplies, net	165,297	91,683
Other current assets	55,563	39,710

Total current assets	1,683,862	1,729,583
Property, plant and equipment, net	3,986,102	4,512,221
Cellular concession, net	180,257	186,773
Long-term accounts receivable from Venezuelan Government entities	29,444	25,449
Other assets	338,899	441,848

Total assets	6,218,564	6,895,874

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	129,938	241,024
Accounts payable	553,350	433,214
Accrued employee benefits	143,620	163,062
Short-term pension and other post-retirement benefit obligations	85,304	46,628
Dividends payable	15,023	16,849
Deferred revenue	108,847	119,789
Other current liabilities	308,635	271,499

Total current liabilities	1,344,717	1,292,065
LONG-TERM LIABILITIES:
Long-term debt	83,000	218,507
Commitments and contingencies	47,657	40,642
Pension and other post-retirement benefit obligations	700,147	876,623

Total liabilities	2,175,521	2,427,837

Minority interests	3,517	3,143

STOCKHOLDERS’ EQUITY:
Capital stock adjusted for inflation (equivalent to nominal capital stock of Bs. 29,047 and Bs. 34,173, respectively)	2,467,002	2,899,003
Additional paid-in capital	38,922	38,922
Retained earnings	1,221,071	1,659,470
Legal reserve	312,992	312,992
Treasury stock	—	(432,001)
Workers benefit shares	(92,831)	(95,483)
Other adjustments	92,370	81,991

Total stockholders’ equity	4,039,526	4,464,894

Total liabilities and stockholders’ equity	6,218,564	6,895,874

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of constant bolivars, except information per share and per ADS)

	For the nine months ended September 30,
	2004	2003
OPERATING REVENUES:
Local service	702,099	755,486
Domestic long distance	223,770	218,471

Local and domestic long distance	925,869	973,957

International long distance	85,291	84,657
Net settlements	(3,331)	12,883

International long distance	81,960	97,540
Fixed to mobile outgoing calls	474,632	483,141
Interconnection incoming	67,656	60,867
Data Transmission	282,916	240,937
Other wireline-related services	111,187	95,900

Total wireline services	1,944,220	1,952,342
Wireless service	904,159	622,821
Other	93,538	105,749

Total operating revenues	2,941,917	2,680,912

OPERATING EXPENSES:
Labor and Benefits	414,476	508,464
Operations, maintenance, repairs and administrative	992,602	667,382
Provision for uncollectibles	62,781	77,070
Interconnection costs	284,588	330,467
Depreciation and amortization	711,081	899,193
Concession and other taxes	172,900	152,282

Total operating expenses	2,638,428	2,634,858

Operating income	303,489	46,054

OTHER INCOME (EXPENSES), NET:
Financing benefit (cost), net	9,411	(8,678)
Other expenses, net	(8,480)	(49,782)

Total other income (expenses), net	931	(58,460)

Income before income tax	304,420	(12,406)
INCOME TAX:	(43,583)	(30,788)

Income (loss) before minority interest	260,837	(43,194)
Minority interest	945	604

Net income (loss)	259,892	(43,798)

Earnings (loss) per share	335	(56)

Earnings (loss) per ADS (based on 7 shares per ADS)	2,344	(395)

Average shares outstanding (in millions)	776	776

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 AND THE YEAR ENDED DECEMBER 31, 2003

(In millions of constant bolivars)

	Capital stock			Additional paid-in capital	Retained earnings	Legal reserve	Treasury stock	Workers benefits shares	Other adjustments	Total stockholders’ equity
	Nominal value	Inflation adjustment	Total
Restated balance as of December 31, 2002	34,173	2,864,830	2,899,003	38,922	1,777,161	312,992	(432,001)	(95,090)	90,741	4,591,728
Net loss	—	—	—	—	(43,798)	—	—	—	—	(43,798)
Dividends declared	—	—	—	—	(74,454)	—	—	—	—	(74,454)
Workers benefit shares	—	—	—	—	561	—	—	(393)	—	168
Valuation of available for sale investments	—	—	—	—	—	—	—	—	(8,750)	(8,750)

Balance as of September 30, 2003	34,173	2,864,830	2,899,003	38,922	1,659,470	312,992	(432,001)	(95,483)	81,991	4,464,894
Net income	—	—	—	—	77,935	—	—	—	—	77,935
Dividends declared	—	—	—	—	(310,461)	—	—	—	—	(310,461)
Workers benefit shares	—	—	—	—	(5,279)	—	—	1,548	—	(3,731)
Valuation of available for sale investments	—	—	—	—	—	—	—	—	4,788	4,788

Balance as of December 31, 2003	34,173	2,864,830	2,899,003	38,922	1,421,665	312,992	(432,001)	(93,935)	86,779	4,233,425
Net income	—	—	—	—	259,892	—	—	—	—	259,892
Dividends declared	—	—	—	—	(460,216)	—	—	—	—	(460,216)
Workers benefit shares	—	—	—	—	(270)	—	—	1,104	—	834
Cancelation of treasury stock	(5,126)	(426,875)	(432,001)	—	—	—	432,001	—	—	—
Valuation of available for sale investments	—	—	—	—	—	—	—	—	5,591	5,591

Balance as of September 30, 2004	29,047	2,437,955	2,467,002	38,922	1,221,071	312,992	—	(92,831)	92,370	4,039,526

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑIA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of constant bolivars)

	For the nine months ended September 30,
	2004	2003
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income (loss)	259,892	(43,798)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Gain (loss) from net monetary position	15,643	(21,792)
Exchange loss, net	(334)	44,365
Depreciation and amortization	711,081	899,193
Provision for doubtful accounts	62,781	77,070
Provision for inventories obsolescence	24,481	6,629
Provision for contingencies	46,363	45,013
Changes in current assets and liabilities -
Accounts receivable	(93,259)	(13,382)
Accounts receivable from Venezuelan Government entities	(89,174)	(11,960)
Inventories and supplies	(110,722)	25,001
Other current assets	874	(21,640)
Accounts payable	150,968	(81,735)
Accrued employee benefits	81,888	113,040
Deferred revenues	(18,914)	(16,645)
Other current liabilities	36,640	9,518

	1,078,208	1,008,877
Changes in non current assets and liabilities -
Other assets	7,168	(18,308)
Pension and other post-retirement benefit obligations	(51,274)	17,246

Net cash provided by operating activities	1,034,102	1,007,815
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of intangibles, net of disposals	2,651	(7,093)
Capital expenditures, net of disposals	(326,824)	(92,594)

Net cash used in investing activities	(324,173)	(99,687)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Payments of debt	(223,814)	(112,079)
Dividends paid	(454,238)	(413,258)

Net cash used in financing activities	(678,321)	(526,148)

Increase in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain on cash and temporary investments	31,608	381,980
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS:	(78,256)	(119,650)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS:	28,062	70,649

(Decrease) increase in cash and temporary investments	(18,586)	332,979
CASH AND TEMPORARY INVESTMENTS:
Beginning of period	816,633	658,881

End of period	798,047	991,860

SUPPLEMENTARY INFORMATION:
Unpaid dividends	15,023	16,849

Cash paid during the period for -
Interest	21,562	41,171

Taxes	326,894	378,981

RESULT FROM NET MONETARY POSITION:
Operating activities	27,927	53,192

Financing activities	34,686	88,250

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2004, unless otherwise indicated)

NOTE 1 - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.

NOTE 2 - COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunication services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, national and international wireline telephone service, and private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunication services including wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), Cantv.Net, C.A. (Cantv.Net), C.A. Venezolana de Guías (Caveguías), and Altair, C.A. (Altair). (See note 3 (d) – Consolidation).

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, with the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (see Note 18 (d) - Commitments and contingencies - Concession mandates and Note 4 – Regulation – Competition). Beginning on June 12, 2000, the Company was regulated by the Concession and the Organic Telecommunication Law, enacted on that date (see Note 4 - Regulation).

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of wireline telephone service, including local, national and international access until November 27, 2000. Beginning on November 27, 2000, any party who obtains the corresponding administrative concession is permitted to provide basic telecommunication services in the country (see Note 4 - Regulation).

b)	The Concession is for 35 years ending in 2026, and is renewable for an additional period of 20 years subject to the approval of the Ministry of Infrastructure (the Ministry) and satisfactory performance by CANTV of its obligations under the Concession.

Beginning in January 2001, the Company is subject to an annual concession tax of up to 4.8% of gross revenues (see Note 4 - Regulation – Tax regime). These expenses are reflected in the accompanying consolidated statements of operations as Concession and other taxes totaling Bs 74,329 and Bs 65,143 for the nine months ended September 30, 2004 and 2003, respectively.

c)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or revocation and termination of the Concession. Penalties assessed against CANTV through September 30, 2004 have not been material.

Cellular Concession

On May 19, 1992, the Company purchased one of two Cellular concessions from the Government for Bs 264,629 (Bs 5,388 on an historical cost basis) and established Movilnet. The cellular concession was granted for 20 years and is renewable for an additional 20 year period. The amount paid for the cellular concession is being amortized over 40 years. As of September 30, 2004 and 2003, accumulated amortization is Bs 84,372 and Bs 77,857, respectively.

Beginning in 2001, the tax regime applicable to cellular services operators was 9.3% of gross revenues subsequently decreasing by 1% per annum through 2005 (see Note 4 - Regulation – Tax regime).

For the nine months ended September 30, 2004 and 2003, the Cellular concession tax expense included in the consolidated statements of operations is reflected as Concession and other taxes and totaled Bs 53,066 and Bs 31,686, respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a)	Basis of presentation

Consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Venezuela (VenGAAP) issued by the Venezuelan Federation of Public Accountants (VFPA). According to the Venezuelan Statement of Accounting No. 0, the hierarchy of controlling accounting guidance is VenGAAP followed in succession by the International Accounting Standards (IAS), Mexican GAAP bulletins, Financial Accounting Standard Board pronouncements (FASB) and accounting standards issued by other Latin-American countries with issues similar to those of Venezuela.

The basis of presentation and accounting principles used in interim and annual financial statements are consistent.

b)	Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results may differ from those estimates.

c)	Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of September 30, 2004, in accordance with the Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) (revised and comprehensive), issued by the VFPA and dated December 2000. For all legal and statutory purposes, CANTV uses financial statements adjusted for inflation.

Accordingly, the amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at September 30, 2004 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

As of September 30, the most representative indices used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	2004	2003
Period CPI	442.25696	366.02149
Average for period CPI	420.85696	343.30804

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at September 30, 2004, as follows:

i.	Monetary assets and liabilities (cash and cash equivalents, accounts receivable, certain other assets and most liabilities) including foreign currency balances as of September 30, 2004, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of September 30, 2003, have been updated based upon the relative change in the CPI between that date and the CPI at September 30, 2004.

ii.	Non-monetary assets (principally inventories, spare parts and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets) and shareholders’ equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at September 30, 2004.

iii.	The non-monetary liability for pension and other post-retirement benefit obligations and their related expenses is recorded based on actuarial calculations (see Note 12 - Retirement benefits).

iv.	Monetary revenues and expenses have been updated based on the change in the CPI from the month in which transactions were recorded and the CPI at September 30, 2004.

v.	Non-monetary expenses (primarily depreciation and amortization) are based on the value of the corresponding asset (primarily property, plant and equipment, cellular concession and sofware) in the accompanying consolidated balance sheets (See (ii) above).

vi.	The monetary result is attributable to the Company’s net monetary asset or liability position during an inflationary period and is shown under the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14 - Financing cost, net).

d)	Consolidation

The consolidated financial statements include CANTV and all its majority-owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, Cantv.Net, Caveguías, CANTV Finance and Altair. In addition, beginning in June 2003, the Company is consolidating the workers’ benefit fund as a result of the retroactive adoption of IAS. All subsidiaries are wholly owned, except for Caveguías which is 80% owned. All significant intercompany balances and transactions among the companies have been eliminated.

On October 24, 2003, an extraordinary Shareholders’ Assembly of Altair approved its dissolution and the transfer of its assets and liabilities to CANTV effective December 31, 2003, before which date it was included as a subsidiary in the consolidated financial statements.

e)	Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments, having original maturities of three months or less. The loss in purchasing power of bolivar denominated cash and cash equivalents is due to inflation and foreign exchange devaluations. Foreign exchange gains and losses on cash and cash equivalents are reflected as a separate caption in the consolidated statements of cash flows.

f)	Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which do not exceed their net realizable value. Certain inventories, spare parts and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

g)	Property, plant and equipment and depreciation and amortization

Property, plant and equipment is recorded at acquisition cost, expressed in constant bolivars and includes capitalized direct labor, allocated overhead costs, and materials used in connection with construction work in progress. Maintenance and repair costs are expensed when incurred while major improvements and renewals that extend the assets’ useful lives or asset capability are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are reduced from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statements of operations.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the fixed assets and the amortization over the period assigned to the intangible assets (see Note 2 - Company Background and Concession Agreement - Cellular Concession and Note 9 - Other assets).

h)	Computer software

The cost of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets range between 3 to 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company, and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software and modifications to existing sofware and internal costs incurred in the adoption and implementation of new software are expensed when incurred.

i)	Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated fair values. No adjustment for impairment in the carrying value of long-lived assets has been recorded in the accompanying financial statements.

j)	Revenue recognition

Revenues for wireline, wireless services, access to Internet and data transmission are recognized in the period in which services are rendered. These services are recognized based on minutes of use, monthly charges for basic rent and special services, all net of credits and discounts adjustments. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of directories. Revenues related to phone handsets sales are recognized when the equipment is delivered and accepted by the customer or distributor, which are recorded separately from revenues for services. The Company records billed services not rendered, such as submarine cable usage, basic rent for telecommunication services and telephone directories, as deferred revenue.

During 2002, the Company launched a promotion for cellular subscribers consisting of awarding customers with credits in services for their total usage transacted during November and December of 2002. The amount was credited to each subscriber’s account in equal installments, beginning in February 2003, over a twelve month period. The credits are granted only if certain conditions were met. Postpaid customers were required to maintain active and solvent accounts, while prepaid customers were required to maintain positive balances. In January 2004, the remaining balance of deferred revenues of Bs 3,114 related to the 2002 promotion was recognized. A similar promotion was not offered in the fourth quarter of 2003.

k)	Provision for uncollectible accounts

The Company maintains a provision for doubtful accounts at a level deemed adequate to provide for potentially uncollectible receivables. The Company currently reserves 3% of monthly billed revenues for wireline services, 5% for wireless services and 10% for Internet and other voice services. The balance of this allowance is continuously assessed by management using several factors that affect the collectibility of accounts receivable. A review of the age and status of receivables is performed, designed to identify accounts to be provided with allowance on a continuous basis.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days from statement date. As an overriding policy, an analysis is performed for residential and business wireline subscribers with outstanding receivables that are 90 days past due. In addition, each unit performs an assessment of recoverability on individual cases.

l)	Amortization of discount on issued promissory notes

In September 2000, the Company issued discounted promissory notes denominated in bolivars with a maturity of 5 years. The discount is being amortized using the effective rate method (see Note 10 – Long-term debt).

m)	Income tax

Income tax is calculated based upon taxable income, which is different from income before tax in the consolidated statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for new investment in property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as tax losses, except those from tax inflation adjustment, are permitted to be carried forward for 3 years (see Note 16 – Taxes).

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between income tax expense calculated on the basis of net income, determined in accordance with VenGAAP, and taxable income for the period, in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

Recording of deferred income tax benefit is subject to a reasonable expectation of realization and a deferred tax asset can not be credited against results for an amount exceeding tax based on taxable income. Based on tax results from prior years and current conditions of economic uncertainty, the Company has not recorded the potential asset resulting from deferring the tax effect of temporary reconciliation differences.

n)	Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in the employer’s accounting records, as specified in writing by each employee.

In the event of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month of salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of involuntary termination, the Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment.

The Company has a workers benefit fund designed to award employee excellence via the granting of Company shares (see Note 13 – Shareholders’ equity - Workers benefit fund). This contribution is recognized as an expense when the shares are awarded to the worker and it is determined based on the market value at the date when the shares are granted.

Additionally, Venezuelan labor law requires mandatory annual profit sharing distribution to all employees in amounts of up to 120 days of salary. CANTV makes distributions equal to 120 days salary yearly.

o)	Pension plan and other post-retirement benefits

The noncontributory pension plan benefit is accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively. Postretirement benefits relating to health care expenses are also recorded based on actuarial estimates (see Note 12 - Retirement benefits). Cumulative gains and losses in excess of 10% of the greater of Projected Benefit Obligation or market-related value of plan assets are amortized over the expected average remaining future service of the current active employees. Actuarial gains and losses may result from differences between assumptions applied in the estimates, such as inflation rates, assets returns and actual results (see Note 12 - Retirement benefits).

p)	Foreign currency denominated transactions

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the date of the transaction. Outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs 1,920/US$1 and Bs 1,600/US$1 as of September 30, 2004 and 2003, respectively (controlled rate, see Note 20 – Exchange control and Note 5 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14 - Financing cost, net). The Company does not engage in hedging activities on either foreign currency balances or transactions.

q)	Fair value of the financial instruments

The carrying value of cash and equivalents, accounts receivable and accounts payable approximate their fair values since these instruments have short-term maturities. In addition, most of the loans and other financial obligations of CANTV and its subsidiaries have interest rates subject to variable market conditions and Management considers their carrying amounts to approximate fair values.

r)	Earnings (loss) per share

Earnings (loss) per share are based on 776.241.046 and 775.959.699 of average common shares outstanding at September 30, 2004 and 2003, respectively. This number of shares excludes treasury shares and shares for workers benefits. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have potential dilutive instruments.

s)	Concentration of credit risk

Although cash and cash equivalents, accounts receivable and financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, management believes it is not significant. Cash and cash equivalents include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in high quality institutions. Most of the Company’s accounts receivable are from a wide and diverse group of customers, and collectively do not represent a significant credit risk. There is a concentration of Government accounts receivables (see Note 7 - Accounts receivable from Venezuelan government entities).

t)	Market risk:

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk and market risk by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollar denominated short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not estimate any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Currently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, US dollars are not readily available due to the exchange control regime in effect since February 5, 2003.

u)	Consolidated financial statement reclassifications

Certain amounts from the September 30, 2003 consolidated financial statements have been reclassified for comparison purposes.

NOTE 4 - REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the agreement (see Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry of Infrastructure.

CONATEL is an independent regulatory body under the direction of the Infrastructure Ministry, created by presidential decree in September 1991(“CONATEL Decree”), which has the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources and recommend granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection of taxes. CONATEL, together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia), is also responsible for the promotion and protection of free competition.

Tax regime

The 2001 Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenues. The new tax replaces the former annual tax and concession fee, which was assessed at 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular operators became subject to a supplementary tax of up to 4.5% of their gross revenues (excluding interconnection revenue), which decreases by 1% per annum through 2005 when it will be eliminated.

Tariffs

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established maximum tariffs effective March 10, 2001 and a new “price-cap” system under which the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the devaluation rate of the bolivar against the US dollar. The “price-cap” system allows an increase or decrease of established tariffs based on deviations in excess of up to 7.5% above or below the projected monthly estimates of those indices. If the accrued excess of the projected index deviates more than 7.5% above the projections, CONATEL must review the “price-cap” formula. This “price-cap” system remains effective as of September 30, 2004.

Beginning April 1, 2003, an average increase of approximately 25% to non-regulated residential and non-residential customers and miscellaneous services tariffs by CONATEL as well as a 12% increase for flat residential plan basic rent tariffs became effective pursuant to the Official Gazette No. 37,454 published on May 30, 2002.

On April 27, 2003 a regular tariff increase ranging between 4% and 7% for non-residential, fixed to mobile and public telephones became effective pursuant to the tariff agreement published in the Official Gazette No. 37,669 dated April 10, 2003. Additionally, this agreement reproduces the provisions for extraordinary adjustments from the agreement of May 30, 2002 with the modification of allowing up to three additional adjustments. These adjustments were effected in July and October 2003 and January 2004 at the rates of 2%, 4% and 5%, respectively.

Beginning August 4, 2004, the fixed to mobile calls price caps for residential, non residential and public telephone services were adjusted, pursuant to the Official Gazette No. 37,983 published on July 20, 2004. The adjustment for residential and non residential fixed to mobile tariff were 7.4% and 6.3% for public telephony.

Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry of Infrastructure exercised its authority under this provision to grant a rural, multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telephone services, except national and international long distance services, in population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (now Digicel) for the central and eastern regions of Venezuela, respectively. Currently Infonet, Digitel and Digicel are operating as providers of telephony services.

On November 24, 2000 CONATEL issued regulations based on the new organic Telecommunications Law, which established the basic regulatory framework. The new regulations, (see Note 4—Regulation) had the objective of creating an appropriate environment for new entrants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Génesis Telecom, C.A. (Génesis) were two of the companies granted a concession. Additionally, CONATEL has granted administrative habilitations to offer long distance services to the following companies: Convergence Communications de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Telcel, Entel Venezuela (formerly Orbitel), LD Telecom, Convergia Venezuela, C.A., Corporación Telemic, C.A. and Corporación Intercall, C.A., most of which offer the service by means of prepaid cards (Calling Cards).

During the second quarter of 2001, the Company completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel BellSouth, telecommunications operators which existed before the opening. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Entel Venezuela (formerly Orbitel), Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A., LD Telecom, Convergia Venezuela, C.A and Corporación Intercall, C.A. These agreements permit interconnection of telecommunication services between CANTV and other carrier’s networks.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access a previously selected operator’s national and international long distance network without the use of the identification code.

NOTE 5 - BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in U.S. dollars and liabilities in Japanese yen (see Note 3(t) - Market risk), as of September 30, as follows:

	2004	2003
	(Expressed in millions of U.S. dollars)
Cash and cash equivalents	121	184
Accounts receivable, net	36	25
Other assets	39	39
Accounts payable	(103)	(67)
Short and long-term debt	(92)	(216)

Net asset (liability) position in foreign currency	1	(35)

Effective February 5, 2003, the Venezuelan Government and the BCV signed exchange control agreements that immediately established limits to the exchange of foreign currency (see Note 20 - Exchange control).

NOTE 6 - ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net balances as of September 30, are as follows:

	2004	2003
Subscribers
Wireline telecommunications	370,711	386,114
Wireless telecommunications	57,683	61,052
Other telecommunications services	46,060	43,876
Net settlements	49,957	32,550
Telephone and prepaid card distributors	22,277	47,088
Other	14,839	22,810

	558,527	593,490
Less: Allowance for doubtful accounts	(89,572)	(110,627)

	468,955	482,863

Unbilled revenues of Bs 85,736 and Bs 103.515 are included in accounts receivable as of September 30, 2004 and 2003, respectively. (See Note 3 (j) – Revenue recognition and 3(k) – Provision for uncollectible accounts).

NOTE 7 - ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s largest customer is the Venezuelan public sector, including the Central and decentralized Government, its agencies and enterprises, the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately

7% and 7% of the Company’s consolidated revenues during for the nine months ended September 30, 2004 and 2003, respectively.

The following table shows accounts receivable from Government entities as of September 30:

Years	2004	2003
2004	140,923
2003	49,156	88,648
2002 and prior	35,365	60,268

	225,444	148,916

During the years ended September 30, changes in accounts receivable from Government entities are as follows:

	2004	2003
Balance at beginning of period	161,216	144,246
Billings	210,117	183,468
Collections	(125,258)	(154,147)
Monetary loss	(20,631)	(24,651)

Balance at end of period	225,444	148,916

The amounts that Central Government entities can pay for telecommunication services are established in annual budgets, which are not based upon actual annual usage. As a result of these budgeting processes and due to other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the real value of these balances has decreased.

To reduce the government debt owed to CANTV, management has taken actions to reduce uncompensated usage and recover prior years’ balances. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of government receivables and that inflation and devaluation will continue to reduce the value of these assets.

During 2003, the Company received payments in the form of a note denominated in US dollars and Venezuelan National Debt Bonds denominated in bolivars, in the amount of Bs 68,470 (nominal value of Bs 70,191). Bs. 41,592 was applicable to centralized government entities and the remaining Bs. 26,878 was attributable to decentralized entities. As of September 30, 2004, Bs 57,095 of these bonds have become due and Bs 36,540 of them has been utilized by the Company for the payment of certain taxes, the remaining portion was recorded as other assets (see Note 9 – Other assets).

During 2004, the Company received payments in the form of Venezuelan National debt bonds denominated in bolivars, in the amount of Bs 7,731 (nominal value of Bs 8,081). Bs 5,314 was applicable to centralized government entites and the remaining Bs 2,417 was attributable to decentralized entities.

CANTV’s management believes all amounts from Government entities will be collected either in cash and/or through Government bonds and promissory notes.

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net of depreciation and amortization, as of September 30, is comprised as follows:

	Useful lives (in years)	2004	2003
Plant
Wireline telecommunications	3 to 32	13,762,512	15,112,916
Wireless telecommunications	2 to 20	1,149,142	1,088,768
Other telecommunications services	5 to 13	50,782	77,889
Buildings and facilities	5 to 25	3,450,759	3,004,105
Furniture and equipment	3 to 7	650,038	566,208
Vehicles	3 to 5	91,889	58,081

		19,155,122	19,907,967
Less: Accumulated depreciation		(15,484,861)	(15,551,088)

		3,670,261	4,356,879
Land		86,708	79,861
Construction work in progress		229,133	75,481

		3,986,102	4,512,221

Depreciation expense recorded for the nine months ended September 30, 2004 and 2003 totaled Bs 627,665 and Bs 826,182, respectively. At September 30, 2004 and 2003, fully depreciated assets amount to approximately Bs 10,847,710 and Bs 8,921,474, respectively.

Capitalized direct labor and allocated overhead costs totaled Bs 11,835 and Bs 11,471 for the nine months ended September 30, 2004 and 2003, respectively.

NOTE 9 - OTHER ASSETS:

Other assets as of September 30, are comprised as follows:

	2004	2003
Information Systems (Software), net	224,983	342,306
Investments in equity	51,035	44,611
Investment in Government obligations	24,167	41,015
Prepaid taxes	3,746	11,051
Other	14,968	2,865

	338,899	441,848

Information Systems (Software), net, includes the cost of computer software and systems for internal use, net of accumulated amortization and the cost of usage rights to satellites that are amortized over periods ranging from 3 to 7 years based upon the terms of contracts that grant usage rights. Amortization expense was Bs 83.416 and Bs 73.012, for the nine months ended September 30, 2004 and 2003, respectively. Accumulated amortization was Bs 862,876 and Bs 752,490 as of September 30, 2004 and 2003, respectively.

Investments in equity represent the Company’s share in the International Satellite Telecommunications Organization (INTELSAT) and in New Skies Satellites N.V. representing 1.12% and 1.44% ownership, respectively. The Company classifies these investments as available for sale and their fluctuation in fair value is reflected as other adjustments in the statement of changes in shareholders’ equity. As of September 30, 2004, these investments are recorded at a cost of Bs 42,616 and an unrealized gain of Bs 8.419.

In July 2004, CANTV’s Board of Directors approved the sale of the Investment in New Skies Satellites N.V. Currently, the sale is being subject to the required regulatory approvals and is expected to be completed by late 2004 or early 2005, at which time the proceeds are expected to be received.

In September 2004, CANTV’s Board of Directors also approved the sale of assets and liabilities of INTELSAT to Zeus Holdings Ltd. On October 20, 2004, the sale was approved at the INTELSAT general annual shareholders meeting. Final closing and collection of sale proceeds will take place upon regulatory approvals which is expected by the end of the year.

INTELSAT was initially an international telecommunications organization integrated by 148 member countries or their designated telecommunication entities. In July 2001 INTELSAT was converted to a share corporation and privatized. Up to July 2001 this investment was recorded by CANTV under the equity method and the adjustment resulting from the translation to bolivars of the financial statements of this foreign entity was included in CANTV’s shareholders’ equity.

As of September 30, 2004 the Investment in Government obligations includes bonds received from the Government, the most significant having a value of Bs 14,839 (Bs 16,287 nominal value) with a quarterly payable variable interest rate, due on November 18, 2005. The amortized cost and fair value of these investments, according to their maturity, as of September 30, 2004, are as follows:

	Amortized cost	Fair value
Due in 1 year or less	1,249	1,247
Due in 1 to 5 years	22,918	26,644

	24,167	27,891

NOTE 10 - LONG-TERM DEBT:

Long-term debt as of September 30, is comprised of the following:

	2004	2003
Notes in U.S. dollars at fixed interest rates of 9.25% at September 30, 2003, maturing in 2004.	—	193,307
Bank loans in Japanese yen a fixed interest rate of 5.8% at September 30, 2004 and 2003, maturing through 2009.	84,349	103,163

IFC loans in U.S. dollars at variable interest rates:

a. Six-month LIBOR plus a margin of 3.00% at September 30, 2004 and between 1.75% and 3.00%, at September 30, 2003 (averaging 4.18% at September 30, 2004 and 2003), maturing through 2005.	48,000	48,331
b. Six-month LIBOR plus a margin of 2.00%, (averaging 3.11% and 3.39% at September 30, 2004 and 2003, respectively), maturing through 2007.	25,200	33,832
c. Six-month LIBOR plus a margin of 1.75% (averaging 2.86% and 3.14% at September 30, 2004 and 2003, respectively), maturing through 2005.	19,200	38,665
Promissory notes in bolivars, bearing interest at a fixed rate of 23.5%, maturing through 2005	23,108	24,003
Bank loans in bolivars at fixed and variable interest rates of 22.33% and 22.92% at September 30, 2004 and 2003, respectively, maturing through 2010.	12,954	16,112
Banks loan in bolivars, bearing interest at the average lending rate of the four major banks in Venezuela (35.70% at September 30, 2003), maturing through 2003	—	1,997
Notes payable suppliers in U.S. dollars at a fixed interest rate of 5.48% maturing in 2004.	127	121

Total debt	212,938	459,531
Less: Current maturities	(129,938)	(241,024)

Total long-term debt	83,000	218,507

In February 1997, the Company prepaid the outstanding debt balance under the Bank Refinancing Agreement and Bs 48,240 of debt to suppliers with the proceeds from the sale of two Guaranteed Notes for US$ 100 million each, which were payable in 2002 and 2004, respectively. The notes were issued by CANTV Finance Ltd., a wholly owned subsidiary of the Company. The Guaranteed Notes are unconditionally and irrevocably guaranteed by CANTV for payment of principal and interest. In January 2004 and February 2002, the Company made the each payments of US$100 million related to such Guaranteed Notes.

In February 1990, the Company acquired a loan with the Japan Bank for International Cooperation (formerly The Export—Import Bank of Japan) by ¥16,228 million, and invested in technological changes in the transmission network and urban connection. This loan is amortized semi-annually and as of September 30, 2004, the outstanding balance of this loan is ¥4,869 million.

On June 7, 1996, the Company entered into an agreement with the “International Finance Corporation” (the “IFC Facility”). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer-term debt.

In March 1998, the Company paid US$150 million of the outstanding debt under the IFC Facility with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company’s annual net income equivalent in U.S. dollars, paid semi-annually.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of September 30, 2004.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network. As of September 30, 2004 the balance of this debt is US$ 23.1 million.

In September 2000, the Company issued discounted promissory notes of Bs 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs 7,000 each, with maturities between 5 and 10 years.

On September 30, 2004, the Venezuelan Securities Commission (CNV) approved the issuance of commercial paper by CANTV for up to Bs. 80 billion, that had been approved in a Shareholders meeting held on March 31, 2004. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following the Commission’s approval.

As of September 30, 2004 estimated payments of long-term debt are: Bs 344 in 2004, Bs 124,978 in 2005, Bs 27,800 in 2006, Bs 27,947 in 2007, Bs 19,739 in 2008 and Bs 12,130 thereafter, translated into bolivars at the exchange rate at this date.

NOTE 11 - OTHER CURRENT LIABILITIES:

Other current liabilities as of September 30, were comprised of the following:

	2004	2003
Concession tax	55,650	39,353
Subscriber rights	72,960	80,206
Accrued liabilities	116,689	66,616
Income, value added and other taxes	42,072	48,567
Interest payable	1,349	5,430
Technical and administrative services due to shareholders	6,785	7,114
Other	13,130	24,213

	308,635	271,499

Subscriber rights represent up-front payment from customers when services are activated.

NOTE 12 - RETIREMENT BENEFITS:

Pension plan

The Company sponsors a non-contributory pension plan for its employees. The benefits to be paid under the plan are based on years of service and the employee’s final salary. As of September 30, 2004 and 2003, the Company has funded Bs 560,429 (includes US$ 242.8 million) and Bs 417,975 (includes US$ 169.9 million), respectively, in a trust for this benefit plan on behalf of the retirees. As of September 30, 2004, this pension plan fund includes Bs 22,675 million (in nominal Bs) related to the Venezuelan National Public debt received during 2002 in order to pay basic services.

Assumptions used to develop the projected benefit obligation are as follows:

Discount rate	7%
Expected return on plan assets	6%
Rate of compensation increase	2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates.

Post-retirement benefits other than pensions

The Company records medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations.

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

Discount rate	7%
Medical cost trend rate	2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates.

A review of the actuarial assumptions in light of the changing economic and business environment in Venezuela is currently underway, as well as a review of pension and postretirement benefits plans. It is possible that some of the assumptions may be changed during 2004. The impact of these potential changes will be included as actuarial gains or losses to be amortized in the future.

Defined contribution plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) which includes a supplementary monthly payment to normal payments on pension benefits to retirees and survivors as of August 15, 1995, who receive a monthly pension bonus equivalent to below Bs 30,000 (in nominal Bs), as well as those retirees who are older than 60 years of age with bonus payments between Bs 30,001 (in nominal Bs) and Bs 70,000 (in nominal Bs). Contributions are distributed to retirees based on the number of years they have been retired. Additionally, each retired employee can receive a one-time annual bonus of Bs 145,000 (in nominal bolivars) at the Company’s discretion. As of September 30, 2004 and 2003, the Company has funded Bs 18,583 (includes US$ 3.9 million) and Bs 13,145 (includes US$ 3.9 million), respectively, in a trust for this plan on behalf of these employees. The Company has no obligation to increase this plan.

Temporary support and solidarity program

In August 2004, the Company decided to create a new fund for those retired and pensioned employees who are not currently receiving the Venezuelan Government Social Security Pension (IVSS). The purpose of this fund is to mitigate the effects of inflation and the monthly deterioration of the income of former employees. This program allows the adjustment of the monthly income of these former employees through the payment of a bonus, that will cease once a pension is obtained from the IVSS, or any other pension benefits are received. The pensioners above age 50 will be beneficiaries of this program.

NOTE 13 - SHAREHOLDERS’ EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comisión Nacional de Valores (CNV), regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions that limit the ability of the Company to pay cash dividends (see Note 10—Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings”. The Capital Markets Law mandates that the Company annually distribute no less than 50% of its net annual income to its shareholders, after income tax provision and having deducted the required legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall be initially applied to offset such deficit.

According to CNV Standards, unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividend distribution.

The Capital Markets Law establishes that dividends must be declared in a Shareholders’ Assembly at which shareholders determine the amount, form and frequency of the dividend payment. Additionally, under CNV regulations, companies’ by-laws must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying minimum dividends the year income is obtained.

On December 14, 2001, CANTV’s Board of Directors approved new guidelines for annual dividend distribution beginning in 2002. These guidelines include the distribution to shareholders of 50% of prior year free cash flow, defined as free cash flow taken from annual audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments previous to the Board of Directors’ recommendation and approval of the Annual Shareholders’ Assembly, according to current Venezuelan legislation.

On March 31, 2004, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs 550 per share to shareholders of record as of April 12, 2004, payable on April 16, 2004.

On December 2, 2003, an extraordinary Shareholders’ Assembly declared a dividend charged to retained earnings as of December 31, 2002 of Bs 350 per share. These dividends were paid on December 19, 2003 to shareholders of record as of December 12, 2003.

On March 28, 2003, an Ordinary Shareholders’ Assembly Approved the remaining payment of the ordinary dividend for 2003 of Bs 71 per share, payable on April 23, 2003, to shareholders of record as of April 9, 2003.

Capital stock

Capital stock is represented by 787,140,849 shares at September 30, 2004, as follows:

Shareholders	Class	Number of shares (in thousands)
Verizon Communications, Inc (Verizon)	A	196,401
Telefónica Venezuela Holding B.V.	A	54,407
Banco Mercantil	A	367
Inversiones TIDE, S.A.	A	3
Banco de Desarrollo Económico y Social de Venezuela	B	51,900
Workers Trusts and Employees	C	46,987
Verizon Communications, Inc. (Verizon)	D	28,009
Public Shareholders	D	398,167

		776,241
Workers benefit shares	C	10,900

		787,141

Class “B” shares may only be owned by the Government. The transfer of Class “B” shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class “D” shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class “C” shares. Class “B” shareholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other shareholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to By-laws.

Class “C” shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class “C” shares represent at least 8% of the capital stock of CANTV and the right to elect one member, provided that such shares represent at least 3% of the capital stock of CANTV.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. Holders of Class “D” shares will have the right to elect, in conjunction with the other shareholders, any members of the Board of Directors, at the time the Class “B” and “C” shareholders lose the right to designate them according to CANTV’s By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV’s capital stock in a global public offering. The Company’s Class “D” shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class “D” shares.

Repurchase programs

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved a share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of US$30 per ADS or US$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased and converted into treasury shares which are presented at acquisition cost. On December 2, 2003 an Extraordinary Shareholders’ Assembly approved the reduction from capital stock of these shares.

Workers’ Benefit Fund

In 1993, the Company created the “Workers’ Benefit Fund” through a Bank Trust on behalf of workers to acquire 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to workers from CANTV and its subsidiaries. This contribution is recognized as expense as long as the workers earn stock awards. On October 24, 2001, an Extraordinary Shareholders’ Assembly approved the increase of this fund via the internal purchase of Class “C” shares of up to 2% of the capital stock as of December 2, 1991. As of September 30, 2004, the trust maintains 10,899,803 shares presented as a separate account in the consolidated shareholders’ equity.

These shares are presented as a deduction of shareholders’ equity and other assets from the trust are recorded in the Company’s consolidated balance sheet based on pronouncements issued by the International Accounting Standards Board, with the purpose of approving a standard consistent with US GAAP.

Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year’s net income to a legal reserve until such reserve equals at least 10% of capital stock.

NOTE 14 - FINANCING COST, NET:

Financing cost, net for the nine months ended September 30, is as follows:

	2004	2003
Interest income	38,974	46,384
Interest expense	(14,254)	(32,489)
Exchange loss, net	334	(44,365)
Monetary result (Note 15)	(15,643)	21,792

	9,411	(8,678)

The net exchange loss reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yen into bolivars at the exchange rates as of September 30, 2004 and 2003 (see Note 5—Balances in foreign currency). Prior to February 12, 2002, the BCV had the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the then current reference rate, which was set by the BCV and adjusted to account for projected inflation on a monthly basis.

Effective February 12, 2002, the Government decreed free currency fluctuation, which effectively stopped the band system. From that date, the exchange rate used for purchases and sales of currencies was fixed based on free market fluctuation resulting from supply and demand. The BCV purchased and sold currencies in the market through an auction system with the foreign exchange market operators. During the initial business days of free foreign currency fluctuation there was strong bolivar devaluation. Effective January 21, 2003, the Venezuelan Government and the BCV suspended the trading of foreign currencies in the country for 5 business days and established the current exchange control regime (see Note 20 - Exchange control). The devaluation of the bolivar against the U.S. dollar was 20.0% and 14.0% for the nine months ended September 30, 2004 and 2003, respectively.

Monetary result reflects the gain or loss from holding net monetary assets or liabilities during an inflationary period, which was 14,7% and 20,6%, for the nine months ended September 30, 2004 and 2003, respectively.

NOTE 15 - MONETARY POSITION:

For the nine months ended on September 30, the gain (loss) from net monetary position, is as follows:

	2004	2003
Net monetary liability position at the beginning of the period	148,174	(483,951)
Revenue and expenses, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	532,526	795,138
Additions to non-monetary assets and liabilities	(13,602)	121,603
Pension plan and post-retirement benefits payments	(68,371)	(77,280)
Dividends declared	(460,216)	(74,454)
Exchange loss, net	334	(44,365)

Estimated net monetary asset (liability) position at the end of the period	138,845	236,691
Net monetary asset position at the end of the period	123,202	258,483

Monetary result	(15,643)	21,792

NOTE 16 - TAXES:

Income tax

In accordance with Venezuelan tax regulations, the Company and its subsidiaries are individually is taxed on their net income on an historical cost basis plus a tax inflation adjustment on the Company’s non-monetary assets and liabilities, net of shareholders’ equity. This tax inflation adjustment differs from book inflation adjustment, which is non-taxable.

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit not used may be carried forward for three years. As of September 30, 2004, CANTV does not have any carryforward tax credits. Movilnet and CANTV.Net, however, have the following investment tax credit carryforwards available:

	Origin	Bs.	Carried forward until
Movilnet	2002	10,585	2005
	2003	2,615	2006

		13,200

CANTV.Net	2002	724	2005
	2003	398	2006

		1,122

The Income Tax Law allows fiscal losses and corporate asset alternative minimum tax to be carried forward and recovered over three years. For fiscal years after December 31, 2000, tax credits for fiscal losses from tax inflation adjustment are permitted to be carried forward one year. As of September 30, 2004, CANTV and subsidiaries did not have any carry forward tax losses.

On December 28, 2001, Law No. 71 including the Amendment to the Income Tax Law was published in Extraordinary Official Gazette No. 5,566. The most significant changes are as follows:

a.	Imputation of foreign losses to domestic income or losses will not be admitted.

b.	The dividend tax regulations established book income to be approved by the Shareholders’ Assembly on the basis of the consolidated financial statements prepared in conformity with VenGAAP the legal source of dividends.

c.	The implementation of a 1% tax advance that shall be paid on dividends declared per share. The tax advance will be calculated on the total value of the dividend declared.

d.	Elimination of the standard providing rejection of expense for payments where the income tax withholding agents do not comply with formal duties provided by the special income tax withholding Regime.

e.	New standards were applied to the tax inflation regime adjustment, and certain existing standards were modified.

On September 24, 2003, Decree No. 2507 of the Income Tax Law Regulations was published in the Extraordinary Official Gazette No. 5662, superseding Decree No. 2940 dated May 13, 1993. This regulation is based on the current Income Tax Law.

Corporate assets minimum tax

Corporate assets minimum tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The corporate asset minimum tax law permits the carry forward of any corporate asset minimum taxes paid as an income tax credit for the following three years.

As of September 30, 2004 CANTV and its subsidiaries do not have any carryforward tax credits. However, CANTV.Net, a wholly-owned subsidiary, had Bs 358 of corporate asset alternative minimum tax, originally incurred in 2002 and which may be carried forward until 2005.

Value added tax (VAT)

In May 1999, the Venezuelan government enacted by decree the Value Added Tax Law. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each stage. The VAT rate is set annually in the Venezuelan Budget Law and as of September 30, 2004 the applicable rate is 15% (16% as of September 30, 2003). This Law also introduced, effective December 2002, an additional 10% tax rate on defined luxury goods and services.

Bank debit tax

In March 2002 the Venezuelan government enacted by decree the Bank Debit Tax Law. This tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units (equivalent to Bs 790,400 in nominal Bs). The applicable tax rate was 0.75% until December 31, 2003 (1% until June 2003) and changed to 0.5% from January 1, 2004 until December 2004. During the nine months ended September 30, 2004 and 2003, CANTV and its subsidiaries incurred a bank debit tax expense of approximately Bs 13,135 million and Bs 15,279 million, respectively.

NOTE 17- TRANSACTIONS WITH RELATED PARTIES:

In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its shareholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters related to the Company. The Government is also the largest customer of the Company (see Note 7 - Accounts receivable from Venezuelan Government entities).

Transactions with shareholders affiliates include purchase of inventories, supplies, plant and equipment, technical and administrative services and net revenues related to settlement of international telephone traffic with affiliates of Verizon. Amounts for these transactions for the nine months ended September 30, are as follows:

	2004	2003
Purchase of inventories, supplies, plant and equipment of shareholders’ affiliates	48,978	12,653

Technical and administrative service expenses	10,673	18,585

Net revenues related to the settlement of international telephone traffic with affiliates	(1,683)	2,494

Transactions for technical and administrative services are related to consulting in technology developments, strategic planning and analysis, training and personal services, among others.

As of September 30, 2004 and 2003, the Company has recorded payables to Verizon for Bs 33,707 and Bs 20,558, respectively. These balances are included in accounts payable and do not bear interest.

NOTE 18 - COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a.	Capital expenditures

Payment commitments of the Company as of September 30, 2004, related to capital expenditures, are approximately US$ 74 million.

b.	Operating leases

The Company leases equipment and real estate properties under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. For the nine months ended September 30, 2004, lease commitments for real estate properties were Bs 17,325.

c.	Litigation

The Company is involved in a number of legal and administrative proceedings, including:

In May 2000 and December 1999, SENIAT, the Venezuelan tax authority, notified CANTV and Movilnet concerning the imposition of tax assessments amounting to Bs. 271,179 million and Bs. 26,954 million, respectively, expressed in nominal bolivars. These assessments were primarily related to the rejection of investment tax credits taken by CANTV in fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to the investment tax credits, claiming that telecommunications activity is not a qualified industrial activity entitled to an investment tax credit. This question is currently under judicial review, and in the opinion of management and its legal counsel, there is a high probability that a favorable decision will be obtained. In addition, management notes that, in the past, the tax court reviewing the validity of the investment tax credits has upheld similar treatment of investment tax credits by another telecommunications company. However, the latter decision was appealed by SENIAT, and a final decision is still pending.

In June 2002, Caveguías was subject to a tax review by SENIAT in connection with a tax assessment of approximately Bs. 44,312 million, expressed in nominal bolivars. This review was performed on tax returns for fiscal years ended December 31, 1996, 1997, 1998 and 1999. The tax authority objected to the deferral of revenues related to the sale of advertising space. This review was appealed by the Company. In the opinion of management and its legal counsel, there is a high probability of a favorable decision.

In June 2003, a commercial party introduced a request for arbitration, claiming breach of contract and monetary damages of Bs. 20,399 million against Movilnet. In January 2004, arbitration proceedings were commenced and remain in the initial stage.

During February 2004, CANTV Telecommunication Centers were subject to reviews by SENIAT, the tax authority, in two central states. As a result of this review, 34 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance in connection with the application of certain value added taxes. Some of the sanctions were effective while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV’s responsibility as business allies. Damages might be attributable to both CANTV and the Telecommunication Centers as co-participants. CANTV has made an estimate provision during 2004 for this contingency.

In April 2004, Digitel presented to the Pro-Competencia (the Venezuelan Antitrust Agency) a complaint against CANTV arguing that CANTV through Movilnet has conducted practices restrictive of free competition by offering wireless services at very low prices through the promotions “Pégate con Más” (Connect with More), “Pégate Durísimo” (Fully Connected) and “Plan Rumbear” (Party Plan). The possible fine has not been determined, however the range is from 1% up to 40% of last year’s revenues.

In May 2004, Digitel filed a lawsuit against CANTV with the Supreme Court claiming damages in the amount of Bs. 9.6 billion for differences in the exchange rate applicable to interconnection charges. Management and its legal counsel believe there is a high probability that a final decision will be favorable to CANTV.

In addition, an important number of labor lawsuits and claims have been made against CANTV for Bs. 158,500 million, most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation between the parties involved and currently is in the process of resolving former employee claims and lawsuits.

Management and its legal counsel believe that most of these cases will be resolved in the Company’s favor and has recorded adequate provisions to cover this contingent liability.

d.	Concession mandates

Currently, there is no mandatory plant modernization required under the concessions.

Current regulations require that Basic Service Telecommunications Operators are required to install and maintain public telephone equipment equivalent to 3% of their subscriber base.

The guidelines for the November 2000 market opening in Venezuela (see Note 4—Regulation) included certain quality and service standards that incorporate minimum and maximum targets. These targets were CONATEL´s basis to issue the Providence about quality service regulations applicable to all basic services operators. This Providence was published in the Official Gazette N° 37,698 as of June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which, operators have a gradual period of up to three quarters to reach minimum and maximum targets established in this Providence.

NOTE 19 - SEGMENT REPORTING:

The Company’s reportable segments are individual strategic business units offering different telecommunications products and services. Each business requires different technology and marketing strategies and is managed separately. The Company manages its operations in two business segments: wireline and wireless services. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services. Substantially all of the Company’s businesses are conducted in Venezuela.

Segment results for the nine months ended September 30, 2004 and 2003, and assets as of September 30, 2004 and 2003, are as follows:

	2004	2003
Wireline services:
Operating revenues -
Local and domestic long distance usage	704,831	757,587
Basic rent	224,197	217,670

Local and domestic long distance	929,028	975,257
International long distance	85,386	84,780
Net settlements	(3,331)	12,883

International long distance	82,055	97,663
Fixed to mobile outgoing calls	476,594	483,141
Interconnection incoming	81,098	71,646
Other wireline-related services	688,348	556,578

Total operating revenues	2,257,123	2,184,285

Intersegment revenues	(312,903)	(231,943)

Operating (loss) income	107,299	(100,896)

Depreciation and amortization	597,199	788,046

Capital expenditures, net	201,404	63,547

Assets at the end of the period	6,260,633	7,545,187

Wireless services:
Operating revenues -
Access	68,011	58,225
Interconnection	280,372	277,653
Usage	403,326	277,834
Equipment sales	242,674	182,583
Other	112,973	23,946

Total operating revenues	1,107,356	820,241

Intersegment revenues	(203,197)	(197,420)

Operating income	187,387	138,289

Depreciation and amortization	103,125	96,519

Capital expenditures, net	123,365	21,824

Assets at the end of the period	2,104,512	2,586,866

The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements as of September 30, are as follows:

Reconciliation of operating revenues:

	2004	2003
Reportable segments	3,364,479	3,004,526
Other telecommunications-related services	93,538	105,749
Elimination of intersegment operating revenues	(516,100)	(429,363)

Total operating revenues	2,941,917	2,680,912

Reconciliation of operating income:
	2004	2003
Reportable segments	294,686	37,393
Other telecommunications-related services	6,813	6,669
Elimination of intersegment operating income	1,990	1,992

Total operating income	303,489	46,054

Reconciliation of assets:

	2004	2003
Reportable segments	8,365,145	10,132,053
Elimination of assets	(2,447,738)	(3,762,521)
Other telecommunications-related services	301,157	526,342

Assets at the end of the period	6,218,564	6,895,874

NOTE 20 - EXCHANGE CONTROL:

By means of an agreement between the Venezuelan Government and the BCV, published in the Official Gazette No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette No 37,618 of January 27, 2003.

On February 5, 2003, exchange agreements 1 and 2 were published in the Official Gazette No. 37,625, and on February 7, 2003, exchange agreement 3 was published in the Official Gazette No. 37,627 (collectively the “Agreements”). The Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Agreements. The Agreements, among other things, establish the following conditions:

a) The BCV will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b) The Comisión de Administración de Divisas (CADIVI) (Foreign Currency Administration Commission) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Agreements;

c) The applicable exchange rates subsequent to the Agreements effective dates were Bs 1,596/US$1 for purchase and Bs 1,600/US$1 for sale; and,

d) The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency will be halted until the BCV and the Venezuelan Government frame rules to make these transactions.

Additionally, the Venezuelan Presidency issued Decree No. 2,302 on February 5, 2003, as amended by Decree No. 2,330 of March 6, 2003, that established for the functions of CADIVI as well as the Standards for Administration and Control of Foreign Currencies. As provided by this decree, the President of the Republic, in Council of Ministers, will approve the general guidelines for the distribution of the foreign currencies in the exchange market, based on CADIVI’s opinion and the budget of foreign currencies that are prepared under the application of the exchange agreement. This decree also establishes that the acquisition of foreign currencies are subject to prior registration of the interested party in the registry of users and the authorization to participate in the exchange regime with the supporting documentation and other requisites to be established by CADIVI.

The Venezuelan Government has issued decrees and norms which set out requisites, controls and formalities for the authorization of foreign currency acquisition, as well as the general rules for distribution and administration of such foreign currency, which will be distributed to the foreign exchange market.

On April 22, 2003 and on June 18, 2003, Norms No. 25 and No. 34 were published in the Official Gazettes No. 37,674 and No. 37,714, respectively, by means of which, CADIVI manages the administration and formalities for foreign currency acquisition in order to pay public foreign debt acquired before January 22, 2003. External debt registered with CADIVI was US$212 million and US$52 million from CANTV and Movilnet, respectively.

On February 6, 2004, the Finance Ministry, together with the BCV, modified the exchange rate set out under Agreement No. 2 dated February 5, 2003 and established the new exchange rate effective as of that date at Bs 1,915.20/US$1 for purchase and Bs 1,920/US$1 for sale.

On May 26, 2004, CADIVI published a resolution concerning requests for exchange currency for the import of goods and services for the telecommunications industry, effective May 31, 2004. Accordingly, the Company must request the exchange currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

In order to guarantee access to foreign currency for essential goods and services and debt payments, should CADIVI fail to approve the timely acquisition of foreign currency, the Company acquired $74.2 million (nominal value) of Venezuelan debt Bonds in August 2003. These bonds were denominated in US dollars and paid in bolivars at the official exchange rate of Bs. 1,600 per US dollar. In September 2003 these bonds were sold at market value, and a loss of Bs. 44,492 was recognized in the results of the Company and included in the consolidated statements of operations as Other expenses, net.

As of September 30, 2004, the Company has requested from CADIVI a total of US$ 754.1 million, since the establishment of the exchange control regime. As of September 30, 2004, CADIVI has approved US$ 661.4 million of which US$ 579.1 million has been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes Chief Financial Officer

Date: November 10, 2004